Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements as of and for the three-month period ended March 31, 2019, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars in order to enhance comparability with Cellectis’ peers, which primarily present their financial statements in U.S. dollars. All references in this interim report to “$,” “U.S. dollars,” and “dollars,” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2018, as amended on April 25, 2019 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark Calyxt™ is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

	Notes	As of
		December 31, 2018	March 31, 2019*
ASSETS
Non-current assets
Intangible assets		1,268	1,222
Property, plant, and equipment	6	10,041	9,689
Right-of-use assets	5	—	36,788
Other non-current financial assets		1,891	4,684

Total non-current assets		13,199	52,382
Current assets
Inventories		275	1,054
Trade receivables	7.1	2,971	2,801
Subsidies receivables	7.2	17,173	19,327
Other current assets	7.3	15,333	14,534
Current financial assets	8.1	388	382
Cash and cash equivalents	8.2	451,501	421,457

Total current assets		487,641	459,555

TOTAL ASSETS		500,840	511,938

LIABILITIES
Shareholders’ equity
Share capital	12	2,765	2,765
Premiums related to the share capital	12	828,525	831,282
Currency translation adjustment		(16,668)	(22,385)
Retained earnings (deficit)		(326,628)	(405,264)
Net income (loss)		(78,693)	(15,248)

Total shareholders’ equity—Group Share		409,301	391,150
Non-controlling interests		40,970	41,156

Total shareholders’ equity		450,272	432,307
Non-current liabilities
Non-current lease debts	9	1,018	30,263
Non-current provisions	15	2,681	2,314

Total non-current liabilities		3,699	32,577

Current liabilities
Current lease debts	9	333	5,385
Trade payables	9	15,883	15,698
Deferred revenues and contract liabilities	11	20,754	20,280
Current provisions	15	1,530	1,134
Other current liabilities	10	8,369	4,557

Total current liabilities		46,869	47,054

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		500,840	511,938

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

$ in thousands, except per share amounts

	Notes	For the three-month period ended March 31,
		2018	2019*
Revenues and other income
Revenues	3.1	6,040	1,036
Other income	3.1	2,025	2,395

Total revenues and other income		8,065	3,431

Operating expenses
Cost of revenue	3.2	(579)	(586)
Research and development expenses	3.2	(18,395)	(14,508)
Selling, general and administrative expenses	3.2	(14,013)	(11,488)
Other operating income (expenses)		21	33

Total operating expenses		(32,967)	(26,550)

Operating income (loss)		(24,902)	(23,119)

Financial gain (loss)		(2,137)	5,396

Income tax		—	—

Net income (loss)		(27,038)	(17,723)

Attributable to shareholders of Cellectis		(25,438)	(15,248)
Attributable to non-controlling interests		(1,600)	(2,476)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) per share ($ /share)		(0.71)	(0.36)
Diluted net income (loss) per share ($ /share)		(0.71)	(0.36)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month periods ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2018	2019
Net income (loss)	(27,038)	(17,723)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	4,385	(5,459)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	4,385	(5,459)

Total Comprehensive income (loss)	(22,653)	(23,182)

Attributable to shareholders of Cellectis	(21,176)	(20,965)
Attributable to non-controlling interests	(1,477)	(2,217)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the three-month period ended March 31,

$ in thousands

	Notes	For the three-month period ended March 31,
		2018	2019*
Cash flows from operating activities

Net loss for the period		(27,038)	(17,723)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		629	1,527
Net loss (income) on disposals		20	—
Net financial loss (gain)		2,130	(5,396)
Expenses related to share-based payments		12,018	5,092
Provisions		165	332
Interest (paid) / received		689	2,027

Operating cash flows before change in working capital		(11,388)	(14,142)

Decrease (increase) in inventories		54	(788)
Decrease (increase) in trade receivables and other current assets		(3,123)	(1,459)
Decrease (increase) in subsidies receivables		(1,826)	(2,480)
(Decrease) increase in trade payables and other current liabilities		(77)	(3,436)
(Decrease) increase in deferred income		(3,619)	(94)

Change in working capital		(8,591)	(8,256)

Net cash flows provided by (used in) operating activities		(19,979)	(22,398)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		7	—
Acquisition of intangible assets		5	(3)
Acquisition of property, plant and equipment		(635)	(1,812)
Net change in non-current financial assets		76	(2,802)
Sale (Acquisition) of current financial assets		—	162

Net cash flows provided by (used in) investing activities		(546)	(4,456)

Cash flows from financing activities
Increase in share capital net of transaction costs		2,873	—
Shares of Calyxt issued to third parties		714	125
Payments on lease debts		(26)	(1,403)
Treasury shares		(76)	—

Net cash flows provided by financing activities		3,485	(1,278)

(Decrease) increase in cash		(17,040)	(28,131)

Cash and cash equivalents at the beginning of the year		256,380	451,501
Effect of exchange rate changes on cash		2,022	(1,913)

Cash and cash equivalents at the end of the period	8	241,363	421,457

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the three-month period ended March 31,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986
Net Loss		—	—	—	—	—	—	(25,438)	(25,438)	(1,600)	(27,038)
Other comprehensive income (loss)		—	—	—	—	4,262	—	—	4,262	123	4,385

Total comprehensive income (loss)		—	—	—	—	4,262	—	(25,438)	(21,176)	(1,477)	(22,653)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	198	—	198	516	714
Treasury shares		—	—	—	(76)	—	—	—	(76)	—	(76)
Exercise of share warrants, employee warrants and stock options	11	109,051	7	2,866	—	—	—	—	2,873	—	2,873
Non-cash stock-based compensation expense	12	—	—	8,730	—	—	—	—	8,730	3,287	12,018
Other movements		—	—	—	—	—	(96)	—	(96)	(26)	(122)

As of March 31, 2018		36,069,113	2,374	625,634	(373)	6,097	(352,969)	(25,438)	255,325	21,414	276,739

As of January 1, 2019		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(15,248)	(15,248)	(2,476)	(17,723)
Other comprehensive income (loss)		—	—	—	—	(5,717)	—	—	(5,717)	259	(5,459)

Total comprehensive income (loss)		—	—	—	—	(5,717)	—	(15,248)	(20,965)	(2,217)	(23,182)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase		—	—	(1)	—	—	1	—	—	—	—
Transaction with subsidiaries (2)		—	—	—	—	—	56	—	56	69	125
Non-cash stock-based compensation expense	12	—	—	2,758	—	—	—	—	2,758	2,334	5,092

As of March 31, 2019		42,430,069	2,765	831,282	—	(22,385)	(405,264)	(15,248)	391,150	41,156	432,307

(1)	Correspond to the impact of Calyxt stock options exercises during the period.
(2)	Correspond to the impact of Calyxt stock options exercises during the period.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

(*)

Reflects the application of IFRS15 with effect from January 1, 2018 using the full retrospective method. Reconciliation between consolidated financial statements presented in previous periods and 2017 consolidated financial statements is available in Note 2.3.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2019

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was created on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Condensed Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2019 were approved by our Board of Directors on May 7, 2019.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. See Note 2.4.

The Interim Condensed Consolidated Financial Statements as of and for the three-month period ended March 31, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Condensed Consolidated Financial Statements as of and for the three-month period ended March 31, 2019 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2018, except as described below related to the new or amended standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2019 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2020. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020)

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

2.2 IFRS16 application

Since January 1 2019, Cellectis has applied the new standard IFRS 16 “Leases”.

Under this standard, a financial asset and a financial liability are recognized for Group leases that meet the standard’s criteria.

The financial statements for the 2018 financial year have not been restated in accordance with the transition options of IFRS 16 elected by the Group since Cellectis has applied the modified retrospective approach.

The Group uses the two capitalization exemptions provided by the standard:

•	lease contracts with a duration of less than 12 months, (mainly storage area leases); and

•	lease contracts for which the underlying asset has a low value, which has been defined by the Group to be below $5,000.

The Group has also applied the follow practical expedients at the transition date:

•

Application of the following discount rates: building rental in France (discounting rate 2%), building rental in in Roseville, Minnesota, USA (discounting rate of 8%), building rental in New York, New York, USA (discounting rate of 4.4%) and equipment rental (discounting rate 1%);

•	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	Accounting for leases for which the lease term ends within 12 months of the date of initial application as short-term leases, i.e. as leases expenses in Profit and loss account.

The main changes introduced by IFRS 16 are the following:

Capitalization of the right-of-use assets for real-estate lease contracts:

Identified lease contracts mainly concern Cellectis’ Headquarters and R&D buildings in Paris and New York and the Calyxt’s Headquarters and its production and storage areas in Roseville, Minnesota, USA.

For purposes of IFRS 16, the lease term corresponds to the non-terminable period as extended, if applicable, by renewal options whose exercise by the Group are reasonably certain.

The discount rate used to calculate the lease debt has been determined, for each portfolio of assets, according to the incremental borrowing rate at the transition date.

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a defined lease term and was classified as an operating lease agreement under IAS 17. According to IFRS 16, this lease receives the standard accounting treatment for operating leases existing at the date of initial application and the value of the right-of-use asset is adjusted for the amount of deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $2.1 million.

Accounting for the other-assets leases:

The main lease contracts identified correspond to office and laboratory equipment.

The cumulative effect of initially applying IFRS 16 has been recognized as an adjustment to the balance sheet opening at the date of initial application, January 1, 2019, as presented in the table below:

	January 1, 2019 as presented	IFRS 16 restatement	January 1, 2019 as restated
ASSETS
Non-current assets
Intangible assets	1,268		1,268
Property, plant, and equipment	10,041		10,041
Right-of-use assets	—	36,595	36,595
Other non-current financial assets	1,891		1,891

Total non-current assets	13,199	36,595	49,794
Current assets
Inventories	275		275
Trade receivables	2,971		2,971
Subsidies receivables	17,173		17,173
Other current assets	15,333	(2,139)	13,194
Current financial assets	388		388
Cash and cash equivalents	451,501		451,501

Total current assets	487,641	(2,139)	485,502

TOTAL ASSETS	500,840	34,455	535,295

LIABILITIES
Shareholders’ equity
Share capital	2,765		2,765
Premiums related to the share capital	828,525		828,525
Treasury share reserve	—		—
Currency translation adjustment	(16,668)		(16,668)
Retained earnings (deficit)	(326,628)		(326,628)
Net income (loss)	(78,693)		(78,693)

Total shareholders’ equity—Group Share	409,301	—	409,301
Non-controlling interests	40,970		40,970

Total shareholders’ equity	450,272	—	450,272
Non-current liabilities
Non-current lease debts	1,018	30,421	31,439
Non-current provisions	2,681	(639)	2,042

Total non-current liabilities	3,699	29,782	33,481

Current liabilities
Current lease debts	333	5,077	5,409
Trade payables	15,883		15,883
Deferred revenues and contract liabilities	20,754		20,754
Current provisions	1,530	(403)	1,127
Other current liabilities	8,369		8,369

Total current liabilities	46,869	4,673	51,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500,840	34,455	535,295

The rental charges relating to these leases—i.e. $1.3 million for the first quarter 2019—are replaced with the recognition of an amortization expense of $0.9 million and a financial expense of $0.4 million.

The rental charges relating to short-term and low-value leases remain classified as leases expenses and are considered not significant.

In the statement of cash flows,

•

rent paid on leases that meet the criteria if IFRS 16 are classified within financing activities as principal portion and interest payment on the lease debt, which was $1.2 million for the first quarter 2019; and

•	short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability remain classified within operating activities.

The table below explains the differences between Operating lease commitments disclosed under IAS 17 as of December 31, 2018, discounted using the incremental borrowing rate at the date of initial application, and Lease liabilities recognized in the statement of financial position at the date of initial application.

Operating lease commitments disclosed under IAS 17 as of December 31, 2018 (in thousands):

Sale and lease-back agreement	$31,668
Facility lease agreements	$28,230
Total	$59,898

-Discounting impact	$18,411
-Facility lease termination	$4,200
-Other	$692

Total lease debt*	$36,595

*	excluding the $1.4 million reclassification at opening mentioned in Note 6. Property, plant and equipment.

Use of judgment, estimates and assumptions:

The application of IFRS 16 “Leases” requires the Group to make assumptions and estimates in order to determine the value of the right-of-use assets and the lease debt, which mainly relates to the incremental borrowing rate for real estate and other lease contracts. The Group also exercises its judgement as to whether or not to qualify renewal options as reasonably certain.

2.3 IFRS15 application

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 was effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which were reviewed are:

•	Collaboration agreements; and

•	Licensing agreements.

Cellectis applied IFRS 15 with effect from January 1, 2018 using the full retrospective method. The application of IFRS 15 led to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.7 million as of January 1, 2018. See the table below for the impact on adoption.

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(143)	1,835
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity—Group Share	266,791	(1,919)	264,873
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,986

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and deferred income	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(143)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986

2.4 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.5 Consolidated entities and non-controlling interests

Consolidated entities

For the three-month period ended March 31, 2019, the Group included Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc., which was incorporated on January 18, 2019, and Calyxt, Inc.

For the year ended December 31, 2018, the Group included Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2018, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 69.5% of Calyxt’s outstanding shares of common stock. As of March 31, 2019, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 69.5% of Calyxt’s outstanding shares of common stock

Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders held a 30.5% interest in Calyxt, Inc. as of December 31, 2018 and March 31, 2019. These non-controlling interests were generated as a result of Calyxt’s IPO, which closed on July 25, 2017, and subsequent follow-on offering, which closed on May 22, 2018, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2018	2019
	$ in thousands
From France	6,030	878
From USA (1)	11	158

Revenues	6,040	1,036

Research tax credit	1,992	2,370
Subsidies and other	32	25

Other income	2,025	2,395

Total revenues and other income	8,065	3,431

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended March 31,
	2018	2019
	$ in thousands
Recognition of previously deferred upfront payments	3,785	—
Other revenues	1,706	427

Collaboration agreements	5,491	427

Licenses	549	441
Products & services	—	168

Total revenues	6,040	1,036

3.2 Operating expenses

	For the three-month period ended March 31,
	2018	2019
Cost of good sold	—	(34)
Royalty expenses	(579)	(553)
Cost of revenue	(579)	(586)

	For the three-month period ended March 31,
	2018	2019
Research and development expenses
Wages and salaries	(3,917)	(4,577)
Social charges on free shares and stock option grants	—	—
Non-cash stock based compensation expense	(4,735)	(1,148)

Personnel expenses	(8,652)	(5,726)

Purchases and external expenses	(8,901)	(7,585)
Other	(842)	(1,198)

Total research and development expenses	(18,395)	(14,508)

	For the three-month period ended March 31,
	2018	2019
Selling, general and administrative expenses
Wages and salaries	(2,873)	(2,925)
Social charges on free shares and stock option grants		(19)
Non-cash stock based compensation expense	(7,282)	(3,943)

Personnel expenses	(10,156)	(6,888)

Purchases and external expenses	(3,411)	(3,717)
Other	(446)	(883)

Total selling, general and administrative expenses	(14,013)	(11,488)

	For the three-month period ended March 31,
	2018	2019
Personnel expenses
Wages and salaries	(6,790)	(7,503)
Social charges on free shares and stock option grants		(19)
Non-cash stock based compensation expense	(12,018)	(5,092)

Total personnel expenses	(18,808)	(12,614)

The rental charges relating to leases accounted for according to IFRS 16 (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019), which amounted to $1.3 million for the first quarter 2019, are replaced with the recognition of an amortization expense of $0.9 million (that continues to be disclosed within operating expenses) and a financial expense of $0.4 million.

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel; and

•	The Chief Regulatory & Compliance Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on creating healthier food ingredients through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the three-month periods ended March 31

	For the three-month period ended March 31, 2018			For the three-month period ended March 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	11	6,030	6,040	158	878	1,036
External other income	—	2,025	2,025	63	2,332	2,395

External revenues and other income	11	8,054	8,065	220	3,211	3,431

Cost of revenue	(5)	(575)	(579)	(34)	(553)	(586)
Research and development expenses	(1,553)	(16,842)	(18,395)	(2,024)	(12,485)	(14,508)
Selling, general and administrative expenses	(5,652)	(8,361)	(14,013)	(6,059)	(5,429)	(11,488)
Other operating income and expenses	(43)	65	21	3	29	33

Total operating expenses	(7,253)	(25,713)	(32,966)	(8,113)	(18,437)	(26,550)

Operating income (loss) before tax	(7,243)	(17,659)	(24,901)	(7,893)	(15,226)	(23,119)

Financial gain (loss)	151	(2,287)	(2,137)	214	5,182	5,396

Net income (loss)	(7,092)	(19,946)	(27,038)	(7,679)	(10,044)	(17,723)

Non controlling interests	1,600	—	1,600	2,476	—	2,476

Net income (loss) attributable to shareholders of Cellectis	(5,492)	(19,946)	(25,438)	(5,203)	(10,044)	(15,248)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	354	4,278	4,632	64	1,057	1,120
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,191	4,453	6,644	1,558	1,701	3,259

Adjustment of share-based compensation attributable to shareholders of Cellectis	2,546	8,730	11,276	1,622	2,758	4,379

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,946)	(11,216)	(14,162)	(3,582)	(7,286)	(10,868)

Depreciation and amortization	(156)	(473)	(629)	(371)	(1,155)	(1,527)
Additions to tangible and intangible assets	123	555	677	347	1,305	1,652

Reconciliation of Plants Segment results of operations

The tables below present a reconciliation between the Plants Segment figures, which are prepared in accordance with IFRS for the Group, with Calyxt, Inc. stand alone financial statements, which are prepared in accordance with US GAAP for the domestic registration.

Reconciliation of Plants Segment results of operations for the three-month period ended March 31, 2019

$ in thousands	For the three-month period ended March 31, 2019
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	220	—	—	—	(62)	—	157

Research and development expenses	(2,024)	92	(241)	—	129	—	(2,044)
Selling, general and administrative expenses	(6,059)	2,242	(1,315)	(151)	17	25	(5,241)
Cost of revenue and other operating income and expenses	(30)	—	—	(281)	(84)	—	(395)

Total operating expenses	(8,113)	2,334	(1,556)	(432)	62	25	(7,680)

Operating income (loss) before tax	(7,893)	2,334	(1,556)	(432)	—	25	(7,523)

Financial gain (loss)	214	—	—	—	—	(65)	148

Net income (loss)	(7,679)	2,334	(1,556)	(432)	—	(40)	(7,375)

Reconciliation of Plants Segment results of operations for the three-month period ended March 31, 2018

$ in thousands	For the three-month period ended March 31, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	11	—	—	—	—	—	11

Research and development expenses	(1,553)	458	383	—	(336)	—	(1,048)
Selling, general and administrative expenses	(5,652)	2,830	(423)	(64)	445	189	(2,676)
Cost of revenue and other operating income and expenses	(48)	—	—	(503)	(32)	—	(583)

Total operating expenses	(7,253)	3,287	(40)	(567)	78	189	(4,307)

Operating income (loss) before tax	(7,243)	3,287	(40)	(567)	78	189	(4,296)

Financial gain (loss)	151	—	—	19	(78)	(166)	(74)

Net income (loss)	(7,092)	3,287	(40)	(548)	—	23	(4,370)

(1)

In IFRS, non-cash stock-based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated Group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Accordingly, Plants Segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017.

Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock-based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)

Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial statements.

(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)

Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in U.S. GAAP and as an operating lease under IFRS for the three-months period ended March 31, 2018, and as lease under the new standard IFRS 16 for the three-months period ended March 31, 2019.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of three-month periods ended March 31, 2018 and March 31, 2019.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	An asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	A liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees,

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term corresponds to the non-terminable period as extended, if applicable, by renewal options whose exercise by the Group are reasonably certain.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the transition date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses.

Details of finance lease

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

The Group records right-of-use assets on its balance sheet corresponding to its lease contracts.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $2.1 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2019	36,441	154	36,595

Reclassification at opening		1,364	1,364
Depreciation expense	(902)	(15)	(918)
Translation adjustments	(249)	(5)	(254)

Net book value as of March 31, 2019	35,289	1,498	36,788

Gross value at end of period	36,188	5,786	41,973
Accumulated depreciation	(898)	(4,288)	(5,186)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	47	732	160	2	942
Disposal of tangible assets	—	—	—	—	—
Reclassification	—	46	136	(181)	—
Depreciation expense	(187)	(294)	(89)	—	(570)
Translation adjustments	46	26	15	3	91

Net book value as of March 31, 2018	3,065	3,015	975	633	7,688

Gross value at end of period	7,120	13,148	1,773	1,430	23,470
Accumulated depreciation and impairment at end of period	(4,054)	(10,133)	(797)	(798)	(15,782)

Net book value as of January 1, 2019	3,229	3,393	2,172	1,247	10,041

Additions to tangible assets	179	190	82	1,205	1,657
Disposal of tangible assets	—	—	—	—	—
Reclassification at opening	7	(285)	(1,066)	(20)	(1,364)
Depreciation expense	(28)	(378)	(154)	—	(560)
Translation adjustments	(38)	(17)	(11)	(18)	(84)

Net book value as of March 31, 2019	3,349	2,903	1,022	2,415	9,689

Gross value at end of period	7,685	8,801	2,157	3,212	21,855
Accumulated depreciation and impairment at end of period	(4,336)	(5,898)	(1,135)	(798)	(12,166)

As of March 31, 2019, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

For the three-month period ended March 31, 2019, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.2 million and other equipment for $0.3 million.

Assets under construction as of March 31, 2019 primarily relates to Cellectis’ new raw material manufacturing facility in Paris ($0.5 million) and new commercial manufacturing facility in Raleigh, North Carolina ($0.3 million) and the rest relates to activities in the Plants Segment.

The $1.4 million of reclassification realized during the period mainly corresponds to office and laboratory equipment financed under lease agreement in the previous period, which has been reclassified under “Right-of-use assets” in the statement of consolidated financial position for IFRS16 application purpose.

Note 7. Trade receivables and other current assets

7.1 Trade receivables

	As of December 31, 2018	As of March 31, 2019
	$ in thousands
Trade receivables	3,353	3,176
Valuation allowance	(382)	(375)

Total net value of trade receivables	2,971	2,801

All trade receivables have payment terms of less than one year.

7.2 Subsidies receivables

	As of December 31,	As of March 31,
	2018	2019
	$ in thousands
Research tax credit	16,842	19,018
Other subsidies	1,598	1,552
Valuation allowance for other subsidies	(1,266)	(1,243)

Total subsidies receivables	17,173	19,327

Research tax credit receivables as of March 31, 2019 include the accrual for a French research tax credit related to 2017 for $7.8 million, related to 2018 for $7.7 million and related to the three-month period ended March 31, 2019 for $2.2 million. The remaining amount relates to tax credits in the United States. During December 2018, the French Tax Authority has initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. We do not believe that a provision should be recorded at this stage of this audit. As a result of such audit, the reimbursement of the French research tax credit related to 2017 is currently pending.

7.3 Other current assets

	As of December 31,	As of March 31,
	2018	2019
	$ in thousands
VAT receivables	1,679	1,954
Prepaid expenses and other prepayments	10,985	12,318
Tax and social receivables	244	20
Deferred expenses and other current assets	2,425	241

Total other current assets	15,333	14,534

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2018, and the three-month period ended March 31, 2019, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2018, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt and (ii) other current assets for $0.3 million. During the three-months period ended March 31, 2019, the $2.1 million deferred expense mentioned above has been reclassified in “Right-of-use assets” following the IFRS16 application.

As of December 31, 2018, tax and social receivables include $0.2 million of social charges on personnel expenses.

Note 8. Current financial assets and Cash and cash equivalents

As of December 31, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	388	—	388
Cash and cash equivalents	451,501	—	451,501

Current financial assets and cash and cash equivalents	451,889	—	451,889

As of March 31, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	382	—	382
Cash and cash equivalents	421,457	—	421,457

Current financial assets and cash and cash equivalents	421,839	—	421,839

8.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of March 31, 2019, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

There were no other current financial assets as of March 31, 2019.

As of December 31, 2018, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

There were no other current financial assets as of December 31, 2018.

8.2 Cash and cash equivalents

	As of December 31, 2018	As of March 31, 2019
	$ in thousands
Cash and bank accounts	398,178	368,703
Money market funds	13,248	13,432
Fixed bank deposits	40,075	39,323

Total cash and cash equivalents	451,501	421,457

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 9. Financial liabilities

9.1 Detail of financial liabilities

	As of December 31, 2018	As of March 31, 2019
	$ in thousands
Lease debts	1,018	30,263

Total non-current financial liabilities	1,018	30,263

Lease debts	333	5,385

Total current financial liabilities	333	5,385

Trade payables	15,883	15,698
Other current liabilities	8,369	4,557

Total Financial liabilities	25,603	55,903

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right-of-use and lease liability on the balance sheet, which explains the increase in lease debts.

9.2 Due dates of the financial liabilities

Balance as of March 31, 2019	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	35,648	5,385	11,417	18,846

Financial liabilities	35,648	5,385	11,417	18,846

Trade payables	15,698	15,698	—	—
Other current liabilities	4,557	4,557	—	—

Total financial liabilities	55,903	25,640	11,417	18,846

Note 10. Other current liabilities

	As of December 31, 2018	As of March 31, 2019
	$ in thousands
VAT Payables	291	278
Accruals for personnel related expenses	7,041	4,008
Other	1,037	272

Total	8,369	4,557

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2018 and March 31, 2019, is mainly driven by lower accrual for annual bonuses due to their payments during the period.

Note 11. Deferred revenues and contract liabilities

	As of December 31, 2018	As of March 31, 2019
	$ in thousands
Deferred revenues and contract liabilities	20,454	19,985
Others	299	295

Total Deferred revenue and contract liabilities	20,754	20,280

The deferred revenues and contract liabilities correspond to upfront payments for the Research, Product Development, Option, License and Commercialization Agreement with Les Laboratoires Servier and Institut de Recherche Servier (together “Servier”), and for the Research Collaboration and License Agreement with Pfizer, Inc. (such agreement has been assigned by Pfizer, Inc. to Allogene Therapeutics, Inc.). The research period under the initial Pfizer/Allogene Research Collaboration and License Agreement stopped in June 2018.

Note 12. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Exercise of share warrants, employee warrants and stock options	7	2,866	109,051	—
Non-cash stock based compensation expense	—	8,730	—	—

Balance as of March 31, 2018	2,374	625,634	36,069,113	0.05

Balance as of January 1, 2019	2,765	828,525	42,430,069	0.05
Capital Increase	—	(1)	—	—
Non-cash stock based compensation expense	—	2,758	—	—

Balance as of March 31, 2019	2,765	831,282	42,430,069	0.05

Capital evolution during the three-month period ended March 31, 2019.

During the three-month period ended March 31, 2019, no ordinary shares were issued.

Note 13. Non-cash share-based compensation

13.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019
Weighted-Average fair values of stock options granted	€8.89	€8.76
Assumptions:
Risk-free interest rate	0.13%	0.09% - 0.21%
Share entitlement per options	1	1
Exercise price	€24.80	€15.69 - €18.37
Grant date share fair value	€17.78	€16.00
Expected volatility	63.3%	63.4% - 63.8%
Expected term (in years)	6.25	6.25
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	3,822,772	€28.02	9,332,604	€25.17	8.31y
Granted	—	—	100,000	€24.80
Exercised	—	—	(319,568)	€19.72
Forfeited or Expired	—	—	(174,930)	€23.68

Balance as of December 31, 2018	5,644,044	€27.47	8,938,106	€25.39	7.32y
Granted	—	—	43,000	€18.18
Exercised	—	—	—	—
Forfeited or Expired	—	—	(338,280)	€22.15

Balance as of March 31, 2019	6,175,467	€27.28	8,642,826	€25.48	7.05y

Share-based compensation expense related to stock option awards was respectively for the three-months periods ended 2019 and 2018, $2.3 million and $7.6 million.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) has been granted during the periods presented.

Information on warrants activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	469,436	€28.80	1,100,969	€27.23	8.20y
Granted	—	—	—	—
Exercised	—	—	(1,867)	€6.16
Forfeited or Expired	—	—	(180,175)	€29.95

Balance as of December 31, 2018	687,252	€27.74	918,927	€26.74	7.22y
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—

Balance as of March 31, 2019	736,260	€27.71	918,927	€26.74	6.98y

Share-based compensation expense related to warrants awards was respectively for the three-months periods ended 2019 and 2018, $0.3 million and $1.1 million.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and two-year holding period for French residents and four years vesting period for foreign residents.

The free shares granted in 2018 and after are subject to a one-year vesting period for French residents and one-year holding period and two-years for foreign residents.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2017	15,600	€28.17
Granted	43,000	€17.78
Vested	—	—
Cancelled	—	—

Unvested balance at December 31, 2018	58,600	€20.55
Granted	16,500	€16.00
Vested	—	—
Cancelled	—	—

Unvested balance at March 31, 2019	75,100	€19.55

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Share-based compensation expense related to free shares awards was respectively for the three-months periods ended 2019 and 2018, $0.2 million and $34 thousand.

13.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019
Weighted-Average fair values of stock options granted	$9.09	$10.45
Assumptions:
Risk-free interest rate	2.45% - 2.89%	2.50%
Share entitlement per options	1	1
Exercise price	$14.24 - $23.39	$13.01
Grant date share fair value	$14.24 - $23.39	$13.01
Expected volatility	40.86% - 57.22%	94.33%
Expected term (in years)	5.57 - 10.01	6.92
Vesting conditions	Service	Service
Vesting period	Graded	Graded

We estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

We have not nor do we expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	1,244,968	$5.20	3,883,432	$9.16	8.84y
Granted	—	—	554,243	$16.69
Exercised	—	—	(592,342)	$4.43
Forfeited or Expired	—	—	(643,446)	$12.52

Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67	8.17y
Granted	—	—	180,000	$13.01
Exercised	—	—	(34,402)	$3.63
Forfeited or Expired	—	—	(4,410)	$13.29

Balance as of March 31, 2019	1,321,031	$7.52	3,343,075	$10.86	8.05y

Stock-based compensation expense related to stock option awards was respectively for the three-months periods ended 2019 and 2018, $1.0 million and $1.1 million. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2017	1,373,933	$13.29
Granted	315,825	$16.68
Vested	(261,507)	$14.07
Cancelled	(376,837)	$13.30

Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	—	—
Vested	(8,894)	$17.83
Cancelled	—	—

Unvested balance at March 31, 2019	1,042,520	$14.08

The fair value of restricted stock units corresponds to the grant date share fair value.

We have not nor do we expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was respectively for the three-months periods ended 2019 and 2018, $1.3 million and $2.2 million.

Note 14. Earnings per share

	For the three-month period ended March 31,
	2018	2019
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(25,438)	(15,248)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	36,034,181	42,430,069

Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.71)	(0.36)
Diluted net income (loss) per share ($ /share)	(0.71)	(0.36)

Note 15. Provisions

	1/1/2019	Reclassification	Additions	Amounts used during the period	Reversals	OCI	3/31/2019
	$ in thousands
Pension	2,278	—	80	—	—	(44)	2,314
Loss on contract	1,043	(1,043)	—	—	—	—	—
Employee litigation and severance	41	—	284	—	(41)	(3)	281
Commercial litigation	850	—	19	—	—	(16)	853

Total	4,212	(1,043)	383	—	(41)	(63)	3,448

Non-current provisions	2,681	(403)	80	—	—	(44)	2,314
Current provisions	1,530	(639)	303	—	(41)	(20)	1,134

During the three-months period ended March 31, 2019, additions mainly relates to (i) employee litigations for $0.3 million and (ii) pension service cost of the period for $0.1 million.

Provision for Loss on contract relates to the facility lease in Montvale, New Jersey which we intend to discontinue before its scheduled expiration in September 2026 was reclassified under “Lease debts” (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

Note 16. Commitments

As of March 31, 2019	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	251	149	100	1	—
License agreements	17,161	1,237	2,474	2,474	10,977
Manufacturing agreements	10,188	10,188	—	—	—
Other agreements	19,701	13,031	6,669	—	—

Total off balance sheet commitments	47,300	24,605	9,243	2,475	10,977

Obligations under the terms of lease agreement

We have entered into various operating leases for equipment that are not covered by the application of IFRS 16 and result instead in off-balance sheet commitments.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates that are estimated based on anticipated yield and expected price. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 17. Subsequent events

•

On April 24, 2019, the board of directors granted 1,562,800 stock options under the 2018 Stock Option Plan with an exercise price of €18.25 per ordinary share, of which 560,000 were granted to our directors and executive officers.

•

In March 2019, we entered into a lease agreement for a 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The commencement date of this lease agreement has been established on April 5, 2019. According to IFRS16 application, we expect to recognize an initial right-of-use asset of $12.6 million and a lease debt of $12.6 million.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

As described in our Annual Report, we are party to collaboration agreements with each of Les Laboratories Servier S.A.S., or Servier, and Allogene Therapeutics, Inc., or Allogene. We believe that our strategic transactions with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs. For the three-month period ended March 31, 2019, we received $1.1 million pursuant to these collaborations.

We are also party to research and development agreements with each of Cornell University and the MD Anderson Cancer Center pursuant to which we collaborate with these two centers to accelerate the pre-clinical and clinical development of our lead product candidates UCART123, UCARTCS1 and UCART22 in AML, BPDCN, multiple myeloma, and B-ALL, respectively. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center. We are also party to clinical study agreements with Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center pursuant to which our UCART123 clinical study in AML is conducted at those centers.

Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007.

Key events of the three-month period ended March 31, 2019

Since the beginning of 2019, Cellectis has made the following key achievements:

•

On February 25, 2019, Cellectis announced the publication of a study in The Journal of Biological Chemistry, identifying Granulocyte Macrophage Colony Stimulating Factor (GMCSF) secreted by Chimeric Antigen Receptor (CAR) T-cells as a key factor promoting cytokine release syndrome (CRS). The report leverages these findings to elaborate an innovative engineering strategy that potentially paves the way for developing safer UCART products.

•

On March 7, 2019, Cellectis announced that it entered into a lease agreement to build an 82,000 square foot commercial-scale manufacturing facility named IMPACT (Innovative Manufacturing Plant for Allogeneic Cellular Therapies) in Raleigh, North Carolina, for clinical and commercial production of Cellectis’ leading allogeneic UCART products. In addition, Cellectis started building a 14,000 square foot manufacturing facility in Paris, France named SMART (Starting Material Realization for CAR-T products) to produce Cellectis’ critical starting material supply for UCART clinical studies and commercial products.

Since the beginning of 2019, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•	Effective January 7, 2019, Calyxt hired William F. (Bill) Koschak, as its Chief Financial Officer. Mr. Koschak brings over 25 years of corporate, finance and accounting leadership to Calyxt.

•	Effective January 17, 2019, Kimberly Nelson was appointed to Calyxt’s Board of Directors.

•	Effective February 11, 2019, Calyxt hired Debra Frimerman as its General Counsel. Debra brings deep industry knowledge and legal expertise to the Calyxt executive team.

•

On February 19, 2019, Calyxt and Agtegra Cooperative (Agtegra)—an innovative farmer owned grain and agronomy cooperative serving over 6,300 farmer members across North and South Dakota—announced that Agtegra will offer distribution, storage and transportation services for Calyxt High Oleic Soybean to its customers.

•

On February 26, 2019, Calyxt, Inc. announced the successful commercial launch of its highly anticipated Calyno™ High Oleic Soybean Oil, which is the Company’s first product to be sold on the U.S. market. This first commercial sale of Calyno oil was in the foodservice industry for frying and salad dressing, as well as sauce applications.

•	For the 2019 growing season, Calyxt, Inc. contracted over 55,000 acres of its High Oleic Soybean with more than 150 growers, more than tripling Calyxt’s 2018 acreage.

Key events post March 31, 2019

For Cellectis:

•

On April 2, 2019, Cellectis announced that the U.S. Food and Drug Administration (FDA) approved the Company’s Investigational New Drug (IND) application to initiate a Phase 1 clinical trial for UCARTCS1, in patients with multiple myeloma (MM). Cellectis is the sponsor of the UCARTCS1 clinical study.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our consolidated financial statements for 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month period ended March 31, 2018 and 2019

Revenues.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2018	2019	2019 vs 2018
Collaboration agreements	5,491	427	-92.2%	-91.6%
Other revenues	549	609	10.8%	20.0%
Revenues	6,040	1,036	-82.9%	-81.4%

*	the percentage of change at constant rate has been calculated based on the average rate of the three-month period ended March 31, 2019

The decrease in revenues of $5.0 million, or 82.9%, between the three-month periods ended March 31, 2018 and 2019 primarily reflects (i) a decrease of $5.1 million in revenues under our collaboration agreements of which $3.8 million relates to a decrease in recognition of upfront fees already paid to Cellectis and $1.3 million relates to lower research and development cost reimbursements and (ii) a $0.1 million decrease of licensing revenues, partially offset by a $0.2 million increase in Calyxt revenue.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Research tax credit	1,992	2,370	19.0%	28.8%
Other income	32	25	-23.0%	-16.7%
Other income	2,025	2,395	18.3%	28.1%

The increase in other income of $0.4 million, or 18.3%, between the three-month period ended March 31, 2018 and 2019 reflects an increase of $0.4 million in research tax credits, due to higher research and development purchases and external expenses during the three-month period ended March 31,2019 that are eligible for the tax credit.

Cost of revenue

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Cost of good sold	—	(34)	n.a	n.a
Royalty expenses	(579)	(553)	-4.6%	3.3%
Cost of revenue	(579)	(586)	1.2%	9.6%

No material variation between the three-month period ended March 31, 2018 and 2019.

Research and development expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Personnel expenses	(8,652)	(5,726)	-33.8%	-28.4%
Purchases, external expenses and other	(9,743)	(8,783)	-9.9%	-2.4%
Research and development expenses	(18,395)	(14,508)	-21.1%	-14.6%

During the three-month period ended March 31, 2019, research and development expenses decreased by $3.9 million, or 21.1%, compared to the three-month period ended March 31, 2018. Personnel expenses decreased by $2.9 million from $8.7 million in 2018 to $5.7 million in 2019 primarily due to a $3.6 million decrease in non-cash stock-based compensation expense partly offset by a $0.7 million increase in wages and salaries explained by increase in R&D headcount in both therapeutic and plants activities. Purchases and external expenses and other decreased by $1.0 million from $9.7 million in 2018 to $8.8 million in 2019 of which $1.5 million relates to Cellectis, partially offset by a $0.5 million increase at Calyxt.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Personnel expenses	(10,156)	(6,888)	-32.2%	-26.6%
Purchases, external expenses and other	(3,857)	(4,600)	19.2%	29.1%
Selling, general and administrative expenses	(14,013)	(11,488)	-18.0%	-11.2%

During the three-month period ended March 31, 2019, selling, general and administrative expenses of $2.5 million, or 18%, compared to the three-month period ended March 31, 2018. The decrease primarily reflects a decrease of $3.3 million in personnel expenses from $10.2 million in 2018 to $6.9 million in 2019, attributable to a $3.3 million decrease in non-cash stock based compensation, partially offset by (i) a $0.3 million increase in purchases and external expenses and (ii) a $0.4 million increase in other expenses related to taxes, various depreciation and amortization.

Other operating income and expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Other operating income (expenses)	21	33	57.0%	70.0%

No material variation between the three-month period ended March 31, 2018 and 2019.

Financial gain (loss).

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Financial income	1,095	6,399	484.5%	532.8%
Financial expenses	(3,232)	(1,003)	-69.0%	-66.4%
Financial gain (loss)	(2,137)	5,396	-352.5%	-373.4%

The increase in financial income of $5.3 million, or 484.5%, between the three-month periods ended 2018 and 2019 was mainly attributable to $3.8 million in foreign exchange gain (from a $0.3 million gain in 2018 to a $4.1 million gain in 2019), the increase of interest received from financial investment for $1.4 million and the increase in fair value adjustment for $0.1 million.

The decrease in financial expenses of $2.2 million, or 69.0%, between the three-month periods ended 2018 and 2019 was mainly attributable to $2.8 million decrease in foreign exchange loss (from a $3.2 million loss in 2018 to a $0.4 million loss in 2019), partially offset by $0.4 million increase in financial expenses related to IFRS16 application and $0.2 million loss realized on current financial asset fair value.

Net income (loss)

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Net income (loss)	(27,038)	(17,723)	-34.5%	-29.0%

The decrease in net loss of $9.3 million between the three-month period ended March 31, 2018 and 2019 was mainly due to (i) a $7.5 million increase in financial result, (ii) a $6.9 million decrease in non-cash stock-based compensation expense and (iii) a decrease of $0.3 million in purchases, external expenses and other, partially offset by (a) a $4.6 million decrease in revenues and other income and (b) a $0.7 million increase in wages and other immaterial variances for $0.1 million.

Non-controlling interests

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2018	2019	2019 vs 2018
Gain (loss) attributable to non-controlling interests	(1,600)	(2,476)	54.7%	67.5%

During the three-month period ended March 31, 2019, we recorded $2.5 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $0.9 million is a result of increase in Calyxt’s net loss.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management services agreement. Under the management services agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month ended period 2018 and 2019:

	For the three-month period ended March 31, 2018			For the three-month period ended March 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	11	6,030	6,040	158	878	1,036
External other income	—	2,025	2,025	63	2,332	2,395

External revenues and other income	11	8,054	8,065	220	3,211	3,431

Cost of revenue	(5)	(575)	(579)	(34)	(553)	(586)
Research and development expenses	(1,553)	(16,842)	(18,395)	(2,024)	(12,485)	(14,508)
Selling, general and administrative expenses	(5,652)	(8,361)	(14,013)	(6,059)	(5,429)	(11,488)
Other operating income and expenses	(43)	65	21	3	29	33

Total operating expenses	(7,253)	(25,713)	(32,966)	(8,113)	(18,437)	(26,550)

Operating income (loss) before tax	(7,243)	(17,659)	(24,901)	(7,893)	(15,226)	(23,119)

Financial gain (loss)	151	(2,287)	(2,137)	214	5,182	5,396

Net income (loss)	(7,092)	(19,946)	(27,038)	(7,679)	(10,044)	(17,723)

Non controlling interests	1,600	—	1,600	2,476	—	2,476

Net income (loss) attributable to shareholders of Cellectis	(5,492)	(19,946)	(25,438)	(5,203)	(10,044)	(15,248)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	354	4,278	4,632	64	1,057	1,120
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,191	4,453	6,644	1,558	1,701	3,259

Adjustment of share-based compensation attributable to shareholders of Cellectis	2,546	8,730	11,276	1,622	2,758	4,379

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,946)	(11,216)	(14,162)	(3,582)	(7,286)	(10,868)

Depreciation and amortization	(156)	(473)	(629)	(371)	(1,155)	(1,527)
Additions to tangible and intangible assets	123	555	677	347	1,305	1,652

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $4.8 million, from $8.1 million for the three-month period ended March 31,2018, to $3.2 million for the three-month period ended March 31, 2019. The decrease was primarily due to a decrease of $5.1 million in collaboration agreement revenues, partially offset by a $0.3 million increase in research tax credits, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group

The decrease in total operating expenses of $7.3 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019 resulted primarily from (i) lower personnel expenses, attributable, to a decrease of $6.0 million in non-cash stock-based compensation expenses and a decrease of $0.4 million in personnel wages and salaries and (ii) a decrease of $0.9 million in purchases, external expenses and other.

Operating loss before tax for our Therapeutics segment decreased by $9.9 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $3.9 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019.

Plants segment

External revenues and other income in our Plants segment increased by $209 thousand from $11 thousand for the three-month period ended March 31, 2018 to $220 thousand for the three-month period ended March 31, 2019 due to the start of Calyxt commercialization.

The increase in total operating expenses of $0.9 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase of $0.2 million in personnel expenses, that includes an increase of $1.2 million in personnel wages and salaries, partially offset by a decrease of $1.0 million in non-cash stock-based compensation expenses and, (ii) an increase of $0.7 million in purchases, external expenses and other.

Operating loss before tax for our Plants segment increased by $0.7 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $0.6 million from the three-month period ended March 31, 2018 to the three-month period ended March 31, 2019.

Liquidity	and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, reimbursements of research tax credit claims and payments under our strategic collaboration agreements.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2019, we had current financial assets and cash and cash equivalents of $421.8 million comprising cash and cash equivalents of $421.5 million and current financial assets of $0.4 million exclusively composed by current restricted cash. Long term restricted cash amounts to $3.6 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France.

As of March 31, 2019, $280.8 million of our cash and cash equivalents are denominated in U.S. dollars and $0.4 million of our current financial assets are denominated in U.S. Dollars.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month periods ended March 31, 2018 and 2019:

	For the three-month period ended March 31,
	2018	2019
	$ in thousands
Net cash flows provided by (used in) operating activities	(19,979)	(22,398)
Net cash flows provided by (used in) investing activities	(546)	(4,456)
Net cash flows provided by (used in) financing activities	3,485	(1,278)

Total	(17,040)	(28,131)

Effect of exchange rate changes on cash	2,022	(1,913)

For the three-month period ended March 31, 2019, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $12.6 million to suppliers, wages and social expenses of $6.2 million, and Calyxt operating payments of $7.8 million, partially offset by $1.1 million of payments received from Servier and Allogene Therapeutics pursuant to our collaboration agreements, $0.1 million of payments received from licenses, $2.0 million of interest received and $1.0 million of VAT and other taxes reimbursement as well as other variances. For the three-month period ended March 31, 2018, our net cash flows used in operating activities are mainly due to cash payments of $13.8 million to suppliers, wages and social expenses of $8.2 million and rent payments of $1.2 million, partially offset by $1.2 million of payments received from Servier and Pfizer pursuant to our collaboration agreements, $0.5 million of payments received from licenses and $1.6 million of VAT reimbursement as well as other variances.

For the three-month period ended March 31, 2019, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $1.8 million included $1.2 million of assets under construction relates to Cellectis’ new raw material manufacturing facility in Paris ($0.5 million) and new commercial manufacturing facility in Raleigh, North Carolina ($0.3 million) and the rest relates to the Plants Segment activity, (ii) the reclassification of $2.5 million related to a letter of credit related to our Raleigh facility in non-current financial asset and (iii) a $0.1 deposit related to a Paris lease extension as well as other variances. For the three-month period ended March 31, 2018, our net cash flows used in investing activities primarily reflects our investments in R&D equipment in both the United States and France of $0.6 million, partially offset by the change in the amount funded under a liquidity contract that we are party to with Natixis Securities for $0.1 million.

For the three-month period ended March 31, 2019, our net cash used by financing activities reflects the payments on lease debts for $1.4 million partially offset by Calyxt stock options exercises during the period for $0.1 million. For the three-month period ended March 31, 2018, our net cash flows provided by financing activities mainly reflects the exercise of 107,112 Cellectis stock options during the period for $2.6 million, the exercise of 236,001 Calyxt stock options during the period for $0.7 million and the subscription of non-employee warrants for $0.2 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates.

Our cash consumption is driven by our internal operational activities; our outsourced activities, including preclinical activities and manufacturing activities; payments to clinical research centers and contract research organizations involved in our clinical trials; and annual payment and royalty expenses related to our in-licensing agreements. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products.

We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2021. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the capacity of manufacturing our products in France and in United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance	Sheet Arrangements.

Calyxt entered into seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item 11 of Part I of the Annual Report. Our exposure to market risk has not changes materially since December 31, 2018.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2018.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.